Exhibit 99.1

Statement Regarding a Claim Filed against FCA US and Cummins by Certain Dodge Ram Trucks Owners

FCA US has received notice of the filing against FCA US and Cummins Inc. of a complaint related to the emissions performance of certain Ram trucks.

FCA US is reviewing the complaint. Based on the information available to it, FCA US does not believe that the claims brought against it are meritorious.

FCA US will contest this lawsuit vigorously.

London, 14 November 2016

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This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the Group’s control.